UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300096, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

MKDWELL Tech Inc. (the “Company”) is furnishing this Amendment No. 1 (the “Amendment No. 1”) on Form 6-K/A to amend its Report on Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on July 17, 2026 (the “Original Form 6-K”).

This Amendment No. 1 is being filed solely to clarify that the information in the Original Form 6-K (including the exhibits thereto) is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-296481), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Other than as indicated below, the information in this Amendment No. 1 (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Entry into a Material Definitive Agreement

On July 17, 2026, MKDWELL Tech Inc. (the “Company”) entered into a sale and purchase agreement (the “Agreement”) with the shareholders (collectively, the “Vendors”) of Landvision Inc., a business company incorporated in the British Virgin Islands (the “Target” or “Landvision BVI”). Pursuant to the Agreement, the Company agreed to purchase, and the Vendors agreed to sell, the entire issued share capital of the Target (the “Sale Shares”). The Target holds the entire issued share capital of Landvision Technology Limited, a company incorporated in Hong Kong (“Landvision HK” and, together with the Target, the “Target Group”).

In consideration for the Sale Shares, the Company will issue an aggregate of 30,000,000 new ordinary shares of the Company (the “Consideration Shares”) at an issue price of US$8.00 per share, representing an aggregate consideration of US$240,000,000 (the “Acquisition”). Upon completion of the Acquisition, the Consideration Shares will represent approximately 87.72% of the Company’s enlarged issued ordinary shares.

The Target Group, through Landvision, is a developer and supplier of AI-enabled smart-home and Internet-of-Things (“IoT”) products. Its business comprises three principal verticals: (i) smart-home security products, including smart locks and smart door hardware built on self-developed connectivity platforms and Matter connectivity platforms (certain of which are Matter-certified) and supplied both under its own brands and to leading international retailers; (ii) cooling appliances; and (iii) original equipment manufacturer (“OEM”) and original design manufacturer (“ODM”) manufacturing for international brand and retail customers.

The Company believes the Acquisition represents a strategic opportunity to diversify its business beyond automotive electronics into the high-growth consumer smart-home and IoT sector. The Company’s existing operations are centered on the research, development, design, production and sale of automotive electronic products, a market that is subject to cyclicality. The Target Group operates in the smart-home market, which has experienced rapid growth and, the Company believes, continues to benefit from increasing household penetration, the standardization of cross-brand interoperability through the Matter protocol, and the expansion of online retail channels. The Company believes the two businesses share complementary core competencies in embedded control electronics, sensor integration, ODM/OEM manufacturing and supply-chain management across Greater China, and that the Acquisition will materially enhance the scale, profitability and growth profile of the enlarged group.

Immediately following completion of the Acquisition, by virtue of an acting-in-concert arrangement among Mr. Ming-Chia Huang, the Company’s Chief Executive Officer, director and controlling shareholder, and certain of the Vendors, Mr. Huang, together with the parties acting in concert with him, will control a majority of the total voting rights of the Company. Accordingly, Mr. Huang will remain the de facto controlling shareholder of the Company following the Acquisition.

Certain of the Vendors, holding in aggregate 26,000,000 of the Consideration Shares, have agreed to a lock-up in respect of those Consideration Shares, which will be released in instalments as follows: as to 20% on the date falling six months after completion; as to a further 20% on the date falling twelve months after completion; as to a further 20% on the date falling eighteen months after completion; and as to the remaining 40% on the date falling twenty-four months after completion.

The Company has agreed to grant registration rights to the Vendors and to use its best endeavours to file with the U.S. Securities and Exchange Commission, within three months after completion of the Acquisition, a registration statement on Form F-1 to register the resale of the Consideration Shares, and to use its best endeavours to cause such registration statement to be declared effective.

Completion of the Acquisition is conditional upon the satisfaction (or waiver) of customary conditions, including, among others, the receipt of all necessary regulatory and governmental approvals; the warranties of the Vendors and the Company remaining true and accurate at completion; the absence of any material adverse change in the Target Group; and the fulfillment of all applicable reporting and disclosure requirements of Nasdaq and the U.S. Securities and Exchange Commission. Completion is expected to take place on or around August, 2026.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference. A copy of the press release issued by the Company in connection with the Acquisition is furnished as Exhibit 99.1 to this report on Form 6-K.

Application of Home Country Practice Rules

The Company is a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, and is incorporated in the British Virgin Islands. Under Nasdaq Listing Rule 5615(a)(3), a foreign private issuer may follow its home country corporate governance practices in lieu of certain requirements of the Nasdaq listing rules. In connection with the issuance of the Consideration Shares, the Company has elected to follow its home country practice in lieu of the shareholder approval requirements that would otherwise apply under Nasdaq Listing Rule 5635, including the requirements to obtain shareholder approval in connection with the issuance of securities for the acquisition of the stock or assets of another company and the issuance of twenty percent or more of the Company’s outstanding ordinary shares. The Company has notified Nasdaq of its intention to rely on this home country practice exemption. Accordingly, the issuance of the Consideration Shares is not subject to a shareholder vote of the Company. Except as described above, there is no significant difference between the Company’s corporate governance practices and those required to be followed by U.S. domestic companies under the Nasdaq listing rules.

Incorporation by reference

This report on Form 6-K/A is hereby incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-296481) filed with the SEC on June 4, 2026 and declared effective by the SEC on June 10, 2026, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Sale and Purchase Agreement, dated July 17, 2026
99.1*	Press Release, dated July 17, 2026

*	Incorporated by reference to the Report on Form 6-K furnished with the SEC on July 17, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	August 20, 2026